MIAD Systems, LTD.

43 Riviera Drive, Unit 6

Markham, Ontario, Canada, L3R5J6

September 28, 2006

Mark P. Shuman, Branch Chief - Legal

U.S. Securities and Exchange Commission

Room 4561

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

RE:

MIAD Systems, Ltd.

Preliminary Proxy Statement on Schedule 14A

Filed August 21, 2006

File No. 0-30801

Dear Mr. Shuman:

On behalf of MIAD Systems, Ltd., a Canadian corporation (the “Company”), we hereby acknowledge the following in relation to our Definitive 14A Proxy Statement filed on September 28, 2006:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

MIAD Systems, LTD.

By: /s/ Fung Ming, Director